FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

August 21, 2014

ITEM 3.	NEWS RELEASE

A news release was disseminated on August 21, 2014 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) announces the favourable award on all matters in arbitration with Wesizwe Platinum Limited.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) announces that on August 20th an award in the binding arbitration with respect to the calculation of dilution to the ownership of Wesizwe Platinum Limited ("Wesizwe"), through its wholly owned subsidiary, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. ("Africa Wide"), in the operating company of the WBJV Project 1 Platinum Mine has been completed and delivered to the Company. The arbitrator ruled in favour of Platinum Group on all matters in contention and has ordered that costs are to be paid by Wesizwe.

The favourable award has determined that Africa Wide's shareholding, in the operating company, Maseve Investments 11 (Pty) Ltd. ("Maseve"), falls to be reduced to 21.2766% as a result of Africa Wide's failure to fund its R 213.14 million share of an approved cash call in October 2013.

Based on the dilution formula in the Maseve shareholders' agreement, as confirmed in the arbitration, the Company calculates that Wesizwe's ownership in Maseve will be further diluted to 17.0985% (approximately 17.10%) as a result of Africa Wide's failure to fund its R 234.6 million share of a second approved cash call in February 2014.

Platinum Group expects its shareholding, through its wholly owned subsidiary Platinum Group Metals RSA (Pty) Ltd. ("PTM RSA"), in Maseve will increase to approximately 82.90% based on the two missed cash calls by Africa Wide. Platinum Group is now able to move forward with plans for transferring diluted project points to a qualified black economic empowerment company and to move forward with its final project finance plans for the ongoing mine build at the WBJV Project 1 Platinum Mine.

The details of the arbitrator's award are as follows:

-- The shareholding of Africa Wide in Maseve will fall to 21.2766% as a result of the initial cash call that gave rise to the arbitration and PTM RSA's shareholding will be increased to 78.7234%;
-- Africa Wide is directed to take all steps necessary in co-operation with Platinum Group to effect the award, including increasing the authorized capital of Maseve, placing all unissued authorized shares under the control of Maseve's board of directors and authorizing any director of Maseve to take the steps necessary to issue shares to PTM RSA to give effect to the award; and
-- Africa Wide is ordered to pay PTM RSA's costs, including the costs of senior counsel and the costs of the arbitration, on the High Court scale.

Platinum Group CFO Frank Hallam stated, "The arbitration in South Africa was handled in a very professional manner and in accordance with established legal rules. We are pleased that a strong and reliable framework for the resolution of commercial disputes is available to companies such as ours who are operating in South Africa."

PTM RSA will now move forward to implement the arbitration award and will utilize the ruling to effect the further dilution of Africa Wide to a 17.10% shareholding in Maseve based on the second cash call missed by Africa Wide in February 2014. Platinum Group will recover its costs from Africa Wide in accordance with the arbitration award.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the construction of the Project 1 Platinum Mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture with JOGMEC and Mnombo Wethu Consultants (Pty) Ltd. The Company has also expanded its exploration northward on to the Waterberg Extension area. As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Joint Venture and the Waterberg Extension are of increasing importance to the Company's business.

On behalf of the Board of Platinum Group Metals Ltd.

R. Michael Jones, President, CEO and Director

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of project financing and the ability of the Company to sell diluted interests in Maseve to another bona fide black economic empowerment partner. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Contacts:
Platinum Group Metals Ltd., Vancouver
R. Michael Jones
President
(604) 899-5450 / Toll Free: (866) 899-5450

Platinum Group Metals Ltd., Vancouver
Kris Begic
VP, Corporate Development
(604) 899-5450 / Toll Free: (866) 899-5450
(604) 484-4710 (FAX)
www.platinumgroupmetals.net

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

August 21, 2014